

Shin Satellite Public Co., Ltd.
THAICOM SATELLITE STATION
41/103 Rattanathibet Rd.,
Nonthaburi 11000

Company Registration No. 163
Tel : 66(0) 2591-0736-49 Fax : 66(0) 2591-0705, 2591-0706

RECEIVED
2005 JAN 31 P 3:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE



05005677

SUPPL

January 25, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 036/2005**
  Subject: Notification of the resolutions of the Board of Directors
  re: the establishment of a subsidiary in Brazil
  Date: January 25, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
FEB 10 2005
THOMSON
FINANCIAL

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 25, 2005

Ref No.SSA 036/2005

25th January 2005

Subject: Notification of the resolutions of the Board of Directors
re: the establishment of a subsidiary in Brazil

To: The President, Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its meeting no.1/2005 held on January 25, 2005 at 14.00 o'clock at the Thaicom 3 Meeting Room, Thaicom Satellite Station, 41/103 Rattanathibet Road, Nonthaburi 11000, passed the following resolutions:

1. approving the Minutes of the Board of Directors' Meeting No.5/2004 held on November 8, 2004;
2. authorizing the Company's subsidiary, IPSTAR Co., Ltd. , to set up a subsidiary in Brazil to carry on the business of providing IPSTAR Broadband Services, the details of the subsidiary is as follows:

Name:	IPSTAR DO BRASIL
Type of Business :	to provide IPSTAR Broadband Services
Registered capital :	US$ 100,000
Paid-up capital:	US$ 10,000
Total number of shares:	100,000 shares having a par value of US$ 1 each
Total amount of investment:	US$ 10,000
Source of fund :	IPSTAR Co., Ltd. 's own money